FOR IMMEDIATE RELEASE

Craig M. Hammett - Senior Vice President, Chief Financial Officer  402-341-4500
Craig S. Allen - Manager, Investor Relations                       402-341-4500

  CalEnergy Announces That New York Appellate Court Orders
                      Korea First Bank
   To Honor Draws On Its Letter Of Credit For The Casecnan
                           Project

     OMAHA, NEBRASKA, April 8, 1998 --- CalEnergy Company, Inc. ("CalEnergy") (NYSE, PCX and LSE Symbol: CE) announced today that its Philippine subsidiary, CE Casecnan Water and Energy Company, Inc. ("CE Casecnan"), received a unanimous New York Appellate Court ruling in its favor in a letter of credit dispute with Korea First Bank ("KFB"). The New York Appellate Division unanimously denied KFB's appeal of a summary judgment ruling requiring KFB to honor draws by CE Casecnan on KFB's irrevocable standby letter of credit. The letter of credit was issued as financial security to support the obligations of the construction contractors for the Casecnan project under a turnkey construction contract. The turnkey construction contractors for the project (members of the Hanbo Group) were terminated and replaced in May 1997 by CE Casecnan due to multiple defaults, including insolvency, at which time CE Casecnan made an initial draw under the KFB letter of credit which was wrongfully dishonored by KFB.

     The Appeal Court's unanimous decision, which affirmed summary judgment against KFB, with costs, ruled that KFB's dishonor of draws under its letter of credit was "wrongful as a matter of law."

     Pending this appeal decision, KFB had been required by the trial court, and by stipulation of the parties, to deposit funds relating to three draws under the letter of credit in an interest-bearing New York bank account with an independent financial institution. The effect of the Appellate Court decision is that KFB must now pay CE Casecnan the principal amount of those three draws under the letter of credit (totaling approximately U.S. $93 million) plus accrued interest at nine percent per annum.

     A fourth draw under the letter of credit, reflecting additional damages to CE Casecnan, raises the unpaid principal amount of the draws under the KFB letter of credit to $117.5 million.

     Craig M. Hammett, Chief Financial Officer of CE Casecnan, stated, "Korea First Bank's failure to comply with customary banking practices and honor its own irrevocable standby letter of credit is virtually unprecedented in international lending transactions. Accordingly, we expect KFB to promptly honor its court-ordered payment obligations and avoid further damage to its credit standing and international reputation which would result if KFB chooses to engage in further frivolous delay tactics."

     CalEnergy, which manages and owns interests in over 5,000 net megawatts of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity and gas to 1.8 million customers.
                      www.calenergy.com

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